UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36032

LIN MEDIA LLC

(Exact name of registrant as specified in its charter)

701 Brazos Street, Suite 800

Austin, Texas 78701

(512) 774-6110

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Shares, Par Value $0.01

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None (0)

On December 19, 2014, following the merger of Mercury Merger Sub 2, LLC with and into LIN Media LLC (“LIN Media”), LIN Media merged with and into Media General, Inc. (f/k/a Mercury New Holdco, Inc.), its parent corporation. This Form 15 is being filed by Media General, Inc. as the successor to LIN Media.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LIN MEDIA LLC
		BY:	MEDIA GENERAL, INC.
ITS SUCCESSOR-IN-INTEREST BY MERGER

Date:	January 6, 2015	By:	/s/ Andrew C. Carington
		Name:	Andrew C. Carington
		Title:	Vice President, General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.